News Release

TransAlta Continues to Focus on Strengthening its Balance Sheet

CALGARY, Alberta (October 1, 2015) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) reiterated today that it will continue to focus on strengthening its balance sheet despite Moody’s Investor Services, Inc. (“Moody’s”) decision to place the Company’s rating of its senior unsecured debt under review for possible downgrade. The announcement by Moody’s is not anticipated to have a material financial impact on TransAlta’s business as the Company maintains investment grade ratings with stable outlooks from three credit rating agencies including BBB- (stable outlook) by S&P, BBB (stable outlook) by DBRS and BBB- (stable outlook) by Fitch. TransAlta continues to maintain $2.1 billion in committed credit facilities with approximately $1.0 billion in available liquidity as of June 30, 2015 and no material debt maturity until 2017.

TransAlta will continue to execute its plan to strengthen its financial position and remains committed to its financial and operating goals for 2015, including its plan to further reduce debt levels.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward Looking Statements:

This news release contains forward-looking statements including but not limited to the Company's plans and strategies relating to strengthening its balance sheet and the debt reductions that are expected to occur in 2015. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results. These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s materials filed with the Canadian securities regulatory authorities from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com